Continental Rail Corp.

2929 East Commercial Boulevard, PH-D

Fort Lauderdale, FL 33308

Telephone (954) 440-4678

October 14, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Continental Rail Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-194337

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Thursday, October 16, 2014 at 4:00 p.m., Eastern time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•

Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ John H. Marino, Jr.
John H. Marino, Jr.
Chief Executive Officer